UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________

FORM 11-K

______________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITITES EXCHANGE ACT OF 1934

X   ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

o TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 000-26497

SALEM MEDIA GROUP, INC. EMPLOYEES 401(k) PLAN

(Full title of the plan)

SALEM MEDIA GROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	77-0121400
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4880 SANTA ROSA ROAD
CAMARILLO, CALIFORNIA	93012
(Address of principal executive offices)	(Zip Code)

(805) 987-0400

(Registrant's telephone number, including area code)

SALEM MEDIA GROUP, INC. EMPLOYEES 401(k) Plan

Financial Statements as of December 31, 2015 and 2014, and for the Year Ended December 31, 2015, and Supplemental Schedule as of December 31, 2015, and Report of Independent Registered Public Accounting Firm

SALEM MEDIA GROUP, INC. EMPLOYEES 401(k) PLAN

TABLE OF CONTENTS

Page
Number

Report of Independent Registered Public Accounting Firm	2

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	4
Notes to Financial Statements as of December 31, 2015 and 2014, and for the Year Ended December 31, 2015	5

Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015	12

Signatures	13

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	14

Exhibit 99.1 - Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	15

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Salem Media Group, Inc. Employees 401(k) Plan

Camarillo, California

We have audited the accompanying statements of net assets available for benefits of Salem Media Group, Inc. Employees 401(k) Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Salem Media Group, Inc. Employees 401(k) Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

South Bend, Indiana

June 27, 2016

/s/ Crowe Horwath LLP

FINANCIAL STATEMENTS

Salem Media Group, Inc. Employees 401(k) Plan

Statements of Net Assets Available For Benefits

	December 31,
	2015	2014
Assets
Non-Interest bearing cash	$199	$1,504
Investments at fair value:
Mutual funds	51,815,381	49,841,459
Salem Media Group, Inc. Common Stock	151,731	171,985
Stable value collective trusts	5,517,878	4,960,371
Total investments	57,484,990	54,973,815

Receivables:

Notes receivable – participant loans	1,439,024	1,483,680
Employer contributions	216	--
Participant contributions	562	--
Total receivables	1,439,802	1,483,680
Net assets available for benefits	$58,924,991	$56,458,999

See accompanying notes

Salem Media Group, Inc. Employees 401(k) Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2015
Additions to net assets attributable to:
Investment Activities:
Interest and dividends	$883,888
Net appreciation (depreciation) in fair value of investments	(1,497,055)
Total investment income (loss)	(613,167)
Interest income on notes receivable – participant loans	62,756
Contributions:
Participant	5,444,000
Rollovers	159,232
Employer match	1,851,616
Total contributions	7,454,848
Total additions	6,904,437
Deductions from net assets attributable to:
Benefits paid to participants	(4,236,716)
Administrative expenses	(201,729)
Total deductions	(4,438,445)
Net increase in assets available for benefits	2,465,992
Net assets available for benefits, beginning of year	56,458,999
Net assets available for benefits, end of year	$58,924,991

See accompanying notes

Salem Media Group, Inc. Employees 401(k) Plan

Notes to Financial Statements

As Of December 31, 2015 and 2014, And For the Year Ended December 31, 2015

1.

 DESCRIPTION OF THE PLAN

The following description of the Salem Media Group, Inc. (the “Company” or “Employer”) Employees 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

Employees are automatically enrolled in the Plan immediately upon eligibility.  Eligible employees must be at least twenty-one years of age.  Eligible employees may change their deferral amounts or elect not to participate in the Plan at any time.

Contributions

Participants may contribute a portion of their pre-tax or after-tax annual compensation, as defined by the Plan, limited to a maximum annual amount specified by the Internal Revenue Service of $18,000 in 2015 for employees under age 50 and $24,000 in 2015 for employees age 50 and over.  The Plan has an auto-escalation feature whereby contributions are increased 1% each year, up to a maximum of 5%, unless changed by the participant.   Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The employer’s matching contributions for each Plan participant are 50% of eligible contributions on the first 5% of compensation.

Participant Accounts

An account is maintained for each participant in the Plan that shows the participant’s separate interest in the Plan’s net assets.  Participants elect the fund(s) in which they invest.  Participant’s accounts are credited with their voluntary contributions, the Company’s matching contributions, and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon.  Vesting in the Company’s matching contribution is based on the number of years of continuous service. A participant is 34% vested after one year of continuous service, 67% vested after two years of continuous service and 100% vested after three years of continuous service.

Notes Receivable – Participant Loans

Participants who are actively employed may apply for a loan from the Plan subject to limitations and conditions in the Plan loan policy.  Eligible participants may borrow a minimum of $1,000 up to a maximum amount of equal to the lesser of $50,000 or 50 percent of their vested account balance.  Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund.  Loan terms range from one to five years or up to ten years for the purchase of a primary residence.  Loans are secured by the balance in the participant’s account and bear interest at the current prime rate plus one percent.  Principal and interest on the loans are paid ratably through payroll deductions.

Payments of Benefits and Withdrawals

If a participant’s employment ceases as a result of normal retirement, death or disability, the participant (or the participant’s beneficiaries) is entitled to receive the entire balance of the participants account.  If a participant terminates for any other reason, the participant is entitled to receive only the vested portion of their account. Participants can receive Plan benefits in either a single lump sum or in periodic payments as determined by the type of termination.

In-service distributions may be made from any of the participant’s vested accounts as long as the age requirement of 59½ years is met. Participants who do not meet the age requirement for an in-service withdrawal may request a hardship withdrawal at any time. Events that qualify for a hardship withdrawal are as follows: to cover necessary medical care, for costs directly related to the purchase of the participant’s primary residence, for expenses related to post-secondary education, for payments necessary to prevent the participant’s eviction from or foreclosure of the primary residence, funeral expenses, or a natural disaster. If a participant takes a hardship withdrawal, all contributions to the Plan will be suspended for six months.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts arising from Company matching can be used to pay administrative expenses under the Plan or to reduce future Company contributions. At December 31, 2015 and 2014, the balance in the forfeiture account was $7,901 and $10,024, respectively.  During the year ended December 31, 2015, the Company applied $126,252 of forfeitures to pay plan administrative fees.

Plan Termination

The Company has the right to suspend, modify or terminate the Plan at any time.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with United States Generally Accepted Accounting Principles (“GAAP”).

Investment Management and Administration

The assets of each fund within the Plan are invested under an arrangement with Wells Fargo Bank, N.A. (“Wells”), as trustee.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income reported by the Plan.

Costs of administering the Plan may be paid by the Plan or by the Company.  Administrative costs include fees paid to the Plan’s trustee, third-party administrators, accountants and attorneys.  During the year ended December 31, 2015, the Plan incurred administrative expenses of $201,729.

Investment Options

The Plan provides a variety of investment options with differing risk and growth characteristics.  Participants may change their investment allocation and/or transfer their account balances among the various funds at any time.

Participants may elect to invest in shares of the Company’s common stock.  Participants purchased 17,270 shares of Salem Media Group, Inc. common stock during the year ending December 31, 2015.

Contributions

Contributions from the Company are accrued in the period when earned.

Payment of Benefits

Benefit payments to participants are recorded upon issuance of disbursement.

Notes Receivable – Participants Loans

Notes receivable represent the balance of participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on participant loans is recorded as earned.  Related fees are recorded as administrative expenses and are expensed as incurred.  If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

At December 31, 2015 and 2014, the Plan had loans outstanding from participants totaling $1,439,024 and $1,483,680, respectively.  Interest rates on the outstanding loans range from 4% to 10.25% with maturities through 2025.  Unpaid balances of any loan are immediately payable upon termination of employment and may be offset against the participant’s vested account balance.  No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

Stable Value Collective Trusts

The Plan’s stable value collective trusts are valued at their net asset value as reported by the trust.  The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions such as purchases and sales may occur daily. If the Plan initiates a full redemption of the collective trust the trustee may impose, in its sole discretion, a prior notice period of up to twelve months for any Employer initiated withdrawal of assets from the fund. At December 31, 2015, no prior period notice has been imposed.  The Plan does not have any contractual obligations to further invest in these trusts. These investments are not classified within the valuation hierarchy but are presented for reconciliation purposes only.

Valuation of Investments and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The Plan’s managing committee utilizes information from the trustee to determine the valuation policies for the Plan investments.  See Note 3 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.   Net realized gains (losses) on investments is the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day the investments are sold.  Unrealized appreciation (depreciation) is the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the last day of the year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in those assets and liabilities, and disclosures of contingent assets and liabilities.  Actual results may differ materially from these estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncements

Changes to accounting principles are established by the FASB in the form of ASUs to the FASB’s Codification.  The Plan’s managing committee considers the applicability and impact of all ASUs on the Statement of Net Assets Available for Benefits and the Statement of Changes in the Net Assets Available for Benefit, or presentation thereof.   Described below are ASUs that are applicable to the Plan.

In May 2015, the FASB issued Accounting Standards Update 2015-07 (“ASU 2015-07”), Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).  ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820.  ASU 2015-07 is effective for fiscal years beginning after December 15, 2016 with early adoption permitted.  The Plan’s managing committee elected to early adopt the provision as of the December 31, 2015 reporting period and applied the update retrospectively.  ASU 2015-07 was early adopted to simplify the Plan accounting and presentation in the financial statements.  The adoption of ASU 2015-07 retrospectively is reflected in Note 3 – Fair Value Measurements.  The adoption of ASU 2015-07 did not impact net assets available in the Statements of Net Assets for Plan Benefits as of December 31, 2015 and 2014, or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient, (“ASU 2015-12”).  ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts and specifies that stable value collective trusts are not fully benefit-responsive investment contracts.  ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type.  ASU 2015-12 Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end.  ASU 2015-12 Part III does not apply to the Plan.  ASU 2015-12 Part I and Part II are effective retrospectively for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan’s managing committee elected to early adopt the provision as of the December 31, 2015 reporting period as they believe it will simplify the Plan accounting and presentation in the financial statements.

The retrospective adoption of ASU 2015-12 resulted in the elimination of the adjustment from fair value to contract value for the stable value collective trusts within the statement of net assets available for benefits as of December 31, 2014.  Additionally, the Plan eliminated the historical disclosure of individual investments which comprise 5% or more of total net assets available for benefits, the disclosure to disaggregate investments by nature, characteristics, and risks, and the net appreciation or depreciation of fair values by type.  The adoption of ASU 2015-12 had no effect on the Plan’s net assets available for benefits or changes therein.  However, Investments at fair value were reduced by $69,445 from the amount previously reported as of December 31, 2014, the Adjustment from fair value to contract value for the stable value collective trusts of $69,445 as of December 31, 2014 was eliminated.

3.

FAIR VALUE MEASUREMENTS

Investments are reported at fair value.  Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  FASB Topic 820, Fair Value Measurements and Disclosures, provides guidance for defining, measuring, and disclosing fair value within an established framework and hierarchy.  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.  The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges.  The fair values of mutual fund investments are based upon the closing net asset value per share of the mutual fund on the day of the valuation as reflected on a national securities exchange, which is a Level 1 input in the fair value hierarchy.

Stable Value Collective Trusts:  The fair values of participation units in the stable value collective trusts are based upon the net asset values of units of the bank collective trust.  The net asset value is used as a practical expedient to estimate the fair value.  This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.  Participant purchases and sales may occur daily.

Salem Media Group, Inc. Common Stock:  The fair values of Salem Media Group, Inc. common stock are determined by quoted prices from the NASDAQ exchange as of December 31, 2015, and December 31, 2014, which are a Level 1 input in the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2015 and 2014, with the exception of the Stable Value Collective Trusts measured at fair value using the net asset value practical expedient.  The fair value for the Stable Value Collective Trusts are provided below to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.  Prior year amounts have been retrospectively adjusted to conform to the current period presentation.

	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$ 51,815,381	$ 51,815,381	$ -	$ -
Stable Value Collective Trusts (a)	5,517,878	-	-	-
Salem Media Group, Inc. Common Stock	151,731	151,731	-	-
	$ 57,484,990	$ 51,967,112	$ -	$ -

	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$ 49,841,459	$ 49,841,459	$ -	$ -
Stable Value Collective Trusts (a)	4,960,371	-	-	-
Salem Media Group, Inc. Common Stock	171,985	171,985
	$ 54,973,815	$ 50,013,444	$ -	$ -

(a)

In accordance with ASU 2015-07, certain investments in collective trusts that were measured at their net asset value per share as a practical expedient have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

There were no transfers between Level 1 and Level 2 investments during 2015 and 2014.

The following table summarizes investments for which fair value is measured suing the net asset value per share practical expedient as of December 31, 2015 and 2014, respectively.  There are no participant redemption restrictions for these investments, the redemption notice is applicable only to the Plan.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Stable Value Collective Trusts	$5,517,878	n/a	Daily	Daily

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Stable Value Collective Trusts	$4,960,371	n/a	Daily	Daily

 4.   PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Certain Plan investments are shares of funds, including mutual funds and collective trust funds, managed by the Plan Trustee or an affiliate of the Plan Trustee.  Costs of administering the Plan, which shall include the fees of accountants, attorneys and third party administrators, may be paid by the Plan or by the Company.  Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

At December 31, 2015, the Plan held 30,468 shares of common stock of Salem Media Group, Inc., the sponsoring employer.  Cash distributions on common stock of Salem Media Group, Inc. for the 2015 plan year were $6,718.  At December 31, 2014 the Plan held 21,992 shares of common stock of Salem Media Group, Inc.

5.   PLAN TERMINATION

The Company has not expressed any intent to terminate the Plan. If the Plan were to be terminated, the termination would be subject to provisions set forth by ERISA, with the net assets of the Plan allocated among the participants and the beneficiaries of the Plan in the allocation order specified by ERISA.  In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

6.   TAX STATUS

The Plan received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2014, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code (“IRC”).   The Plan has been amended since receiving the opinion letter; however, the Company and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan and related trust continue to be tax-exempt and accordingly, no provision for income taxes has been included in the Plan's financial statements.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014 and 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to the Plan year ended December 31, 2012.

7.   CORRECTIVE DISTRIBUTIONS

There were no corrective distributions for the Plan year ending December 31, 2015.

8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014, to the Form 5500:

	2015	2014
Net assets available for benefits per financial statements	$ 58,924,991	$ 56,458,999
Accrual for participant contributions receivable	(562)	-
Accrual for employer contributions receivable	(216)	-
Adjustment from fair value to contract value	-	69,445
Net assets per Schedule H of Form 5500	$ 58,924,213	$ 56,528,444

The following is a reconciliation of the change in net assets per the financial statement for the year ended December 31, 2015 compared to the change in net assets per the Form 5500:

2015
Increase in net assets available for benefits as stated in the financial statements	$ 2,465,992
Accrual for participant contributions receivable – prior year	(562)
Accrual for employer contributions receivable – prior year	(216)
Adjustment from fair value to contract value – prior year	(69,445)
Net income as stated in the Form 5500	$ 2,395,769

SUPPLEMENTAL SCHEDULE

Salem Media Group, Inc. Employees 401(k) Plan

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

As Of December 31, 2015

Name of plan sponsor: Salem Media Group, Inc.

Employer identification number: 77-0121400

Three-digit plan number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, par, or Maturity Value	(d) Cost	(e) Current Value
		Mutual Funds
	Baird	Baird Core Plus Bond Inst.	-	$ 2,629,780
	Delaware Investments	Delaware Small Cap Value Instl	-	355,175
	Fidelity Investments	Fidelity NASDAQ Composite Index	-	1,257,229
	Fidelity Investments	Fidelity Small Cap Discovery	-	1,881,988
	Fidelity Investments	Fidelity Spartan 500 Index Advantage	-	3,044,390
	Invesco	Invesco American Value Fund Y	-	1,431,049
	John Hancock	John Hancock Income Fund Class R5	-	288,545
	JP Morgan	JPMorgan Growth Advantage R5	-	4,310,163
	Lord Abbett	Lord Abbett Developing Growth Fund/I	-	1,047,138
	Lord Abbett	Lord Abbett Short Duration Income I	-	151,038
	Oakmark	Oakmark International Fund (Class I)	-	1,639,460
	Oppenheimer	Oppenheimer Developing Markets Fd (Y)	-	473,647
	Principal	Principal Midcap Instl	-	2,541,620
	Prudential	Prudential High-Yield Z	-	453,303
	Templeton	Templeton Global Bond Adv	-	331,148
	Vanguard	Vanguard Equity Income/Inv	-	2,335,895
	Vanguard	Vanguard Target Retirement 2010	-	1,144,269
	Vanguard	Vanguard Target Retirement 2015	-	1,534,084
	Vanguard	Vanguard Target Retirement 2020	-	4,927,323
	Vanguard	Vanguard Target Retirement 2025	-	2,625,872
	Vanguard	Vanguard Target Retirement 2030	-	5,335,490
	Vanguard	Vanguard Target Retirement 2035	-	2,193,228
	Vanguard	Vanguard Target Retirement 2040	-	2,326,152
	Vanguard	Vanguard Target Retirement 2045	-	1,321,646
	Vanguard	Vanguard Target Retirement 2050	-	1,241,691
	Vanguard	Vanguard Target Retirement 2055	-	440,813
	Vanguard	Vanguard Target Retirement Income	-	537,312
*	Virtus	Virtus Real Estate Securities Inst	-	2,132,396
*	Wells Fargo Advantage	Wells Fargo Discovery A	-	1,883,537
				51,815,381
		Common Stock
*	Salem Media Group, Inc. Corporation	Salem Media Group, Inc. Stock	-	151,731
		Collective Trust
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Value Fund N15	-	5,517,878
		Notes Receivable
*	Notes receivable from participants	Bearing interest at 4% to 10.25%, various maturity dates	-	1,439,024
				$ 58,924,014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SALEM MEDIA GROUP, INC.

(Registrant)

SALEM MEDIA GROUP, INC., EMPLOYEES 401(k) PLAN

(Name of plan)

Date: June 27, 2016	By	/s/ Evan D. Masyr
Evan D. Masyr
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-182807 on Form S-8 of Salem Media Group, Inc. of our report dated June 27, 2016, appearing in this Annual Report on Form 11-K of Salem Media Group, Inc. Employees 401(k) Plan for the year ended December 31, 2015.

Crowe Horwath LLP

South Bend, Indiana

June 27, 2016

EXHIBIT 99.1

CERTIFICATION

CHIEF FINANCIAL OFFICER CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Salem Media Group, Inc. Employees 401(k) Plan (the "Plan") on Form 11-K for the fiscal year ending December 31, 2015, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Evan D. Masyr, Executive Vice President and Chief Financial Officer (the “Plan Administrator”) of Salem Media Group, Inc., certify to my knowledge, pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350), that:

1.	The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Date:	June 27, 2016

/s/ Evan D. Masyr
Evan D. Masyr
Executive Vice President and Chief Financial Officer
Salem Media Group, Inc.